November 24, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the shares of beneficial interest, no par value, of Virtus Terranova U.S. Quality Momentum ETF, a series of Virtus ETF Trust II, under the Exchange Act of 1934.

Sincerely,

